UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Big Tree Group, Inc.
(Name of Issuer)

Shares of Common Stock, par value $0.00001
(Title of Class of Securities)

089695100
(CUSIP Number)

1/02/14
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089695100	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Shaoyin Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 280,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 280,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.71%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 089695100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Big Tree Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices Nanshe Area, Pengnan Industrial Park on North Yingbinbei Road in Waisha Town of Longhu, District in Shantou, Guangdong, China

Item 2.

(a)	Name of Person Filing Shaoyin Wang

(b)	Address of the Principal Office or, if none, residence Apt. 601, Building 6, Lane 725 of Maotai Road, Shanghai, China

(c)	Citizenship Chinese

(d)	Title of Class of Securities Shares of Common Stock

(e)	CUSIP Number 089695100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

CUSIP No. 089695100	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 280,000

(b)	Percent of class: 2.71%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 280,000

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 280,000

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 089695100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/06/2014 [OR, WILLIAM, WHATEVER CURRENT DATE THIS IS FILED] Date
/s/ Shaoyin Wang
Signature

Shaoyin Wang Name
1/06/2014 [OR, WILLIAM, WHATEVER CURRENT DATE THIS IS FILED] Date
/s/ Shaoyin Wang
Signature

Shaoyin Wang Name